Exhibit 99.1

Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK International Investor Relations
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail : Ehud@gk-biz.com
http://www.nova.co.il	Kenny@gk-biz.com

Company Press Release

NOVA MEASURING INSTRUMENTS ANNOUNCES
2006 SECOND QUARTER RESULTS

Continued Growth in Revenues and Bookings

Rehovoth, Israel, – August 3, 2006 – Nova Measuring Instruments, Ltd. (Nasdaq: NVMI), the market leader in integrated measurement and process control for the semiconductor industry, today reported its results for the second quarter of 2006.

Total revenues for the second quarter of 2006 were $11.4 million, a 54% increase over revenues of $7.4 million reported for the second quarter of 2005 and an 11% sequential increase over revenues of $10.3 million reported for the first quarter of 2006.

The Company reported a gross profit of $5.0 million compared with gross profit of $2.3 million for the second quarter of 2005 and gross profit of $4.8 million for the previous quarter. Gross margin for the second quarter of 2006 was 43%, compared with 31% for the second quarter of 2005, and 46% for the previous quarter. This was primarily due to a different mix of products sold during the second quarter of 2006.

Total operating expenses were $5.4 million for the second quarter of 2006 compared with $4.6 million in the second quarter of 2005, and $5.0 million in the first quarter of 2006.

Net loss was $0.4 million, or $0.02 per share, compared with a net loss of $2.1 million for the second quarter of 2005, or $0.14 per share, and compared with breakeven results in the first quarter of 2006. The change from breakeven to small net loss is primarily due to the lower Gross margins and higher legal expenses.

Cash reserves at the end of the first quarter of 2006 were $17.8 million, a decrease of $3.3 million compared to the end of previous quarter.

“During the second quarter of 2006, we continued to see positive market trends,” said Dr. Giora Dishon, President and CEO. “Bookings significantly increased in the quarter, continuing the growth trend we have seen over the last 4 quarters. This includes orders for delivery in the upcoming quarters for integrated metrology and stand-alone systems. We continue to see positive demand for our new NovaScan 3090 product series, both direct from major end-users and through the process equipment manufacturers, and our overall backlog continues to grow. In the coming quarters, we expect to continue to increase deliveries of the NovaScan 3090 systems for all applications: Oxide, Copper and Optical CD, as the industry continues moving to the technology nodes of 65nm and below.”

Dr. Dishon added, “At Semicon West in San Francisco in July, we introduced two new products. The first, the NovaScan 3090Next SA, is a high-end stand-alone metrology system, providing improved capabilities for topography modeling, faster throughput and excellent matching between tools and fabs. The second, the NovaMARS, is a software product for the most recent industry requirements for advanced structure modeling. We have seen broad interest in both these products, and we expect to begin delivering these systems in the near future. We believe that these products, and especially their combination, will help us to build leadership in the fastest growing market segment of scatterometry based Optical CD metrology. In particular, for multiple high volume manufacturing (HVM) applications, as both stand-alone metrology and integrated metrology systems.”

Dr. Dishon concluded, “We announced our intention to acquire Hypernex Inc., the manufacturer of the unique Wide-angle X-Ray Diffraction (WA-XRD) stand-alone metrology systems, back in April. We believe the acquisition will be very synergistic with Nova and we expect to announce its closing soon.”

The Company will host a conference call today, August 3, 2006, at 11:00am EST. To participate please dial in the U.S: 1-866-652 8972 UK: 0-800-917-4613 or internationally: +972-3-918-0610 at least 5 minutes before the start of the call. A recording of the call will be avialble on Nova’s website, 24 hours following the end of the call.

About Nova
Nova Measuring Instruments Ltd. develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected orders and deliveries, expectations with respect to the pending Hypernex, Inc. transaction,and expected, revenues, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements.  These risks and other factors include but are not limited to: our ability to successfully complete our acquisition and integration of HyperNex, Inc., changes in customer demands for our products, our ability to successfully introduce and sell new products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, changes in tax requirements and changes in customer demand for our products. In addition, the recent escalation of hostilities involving Israel could materialy and negatively impact ourbusiness or the business of our suppliers or customers.  We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission on June 29, 2006.  These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission.  Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Q2-2006	Q2-2005	Q1-2006
	(corrected)

REVENUES
Product sales	9,141	5,348	7,797
Services	2,302	2,059	2,485

	11,443	7,407	10,282

COST OF REVENUES
Product sales	4,335	3,098	3,656
Services	2,160	2,014	1,857

	6,495	5,112	5,513

GROSS PROFIT	4,948	2,295	4,769

OPERATING EXPENSES
Research & Development expenses, net	2,010	2,114	2,297
Sales & Marketing expenses	2,043	1,723	1,672
General & Administration expenses	1,382	758	1,048

	5,435	4,595	5,017

OPERATING LOSS	487	2,300	248

INTEREST INCOME, NET	128	196	207

NET LOSS	359	2,104	41

Loss per share	0.02	0.14	0.00

Shares used for calculation of loss per share	15,481	15,401	15,478

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED STATEMENT OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Six-months ended
	June 30, 2006	June 30, 2005
		(corrected)

REVENUES
Product sales	16,938	8,726
Services	4,787	3,677

	21,725	12,403

COST OF REVENUES
Product sales	7,991	5,161
Services	4,017	3,585

	12,008	8,746

GROSS PROFIT	9,717	3,657

OPERATING EXPENSES
Research & Development expenses, net	4,307	5,031
Sales & Marketing expenses	3,715	3,433
General & Administrative expenses	2,430	1,469

	10,452	9,933

OPERATING LOSS	(735)	(6,276)

INTEREST INCOME, NET	335	389

NET LOSS	(400)	(5,887)

Loss per share	(0.03)	(0.38)

Shares used for calculation of loss per share	15,475	15,394

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	June 30, 2006	December 31, 2005

CURRENT ASSETS
Cash and cash equivalents	5,188	5,776
Short-term interest-bearing bank deposits	681	1,206
Short-term investments	1,000	3,500
Held to maturity securities	4,173	4,388
Trade accounts receivable, net	8,951	6,841
Inventories	6,986	6,606
Other current assets	2,218	1,141

	29,197	29,458

LONG-TERM ASSETS
Long-term interest-bearing bank deposits	3,168	2,974
Held to maturity securities	3,609	4,952
Other Long-term assets	258	262
Severance pay funds	2,275	2,186

	9,310	10,374

FIXED ASSETS, NET	2,500	2,507

Total assets	41,007	42,339

CURRENT LIABILITIES
Trade accounts payable	6,518	5,744
Other current liabilities	7,404	8,880

	13,922	14,624

LONG-TERM LIABILITIES
Liability for employee termination benefits	3,045	2,907
Deferred income	817	1,264
Other long-term liability	--	100

	3,862	4,271

SHAREHOLDERS' EQUITY
Ordinary shares	46	46
Additional paid-in capital	73,767	73,636
Accumulated other comprehensive income	30	(18)
Accumulated deficit	(50,620)	(50,220)

Total shareholders' equity	23,223	23,444

Total liabilities and shareholders' equity	41,007	42,339